WilmerHale
May 1, 2009

By EDGAR Submission	Stuart M. Falber +1 617 526 6663 (t) +1 617 526 5000 (f) stuart.falber@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3628
Washington, DC 20549
Attention: Peggy Kim

Re:	Penwest Pharmaceuticals Co. Preliminary Proxy Statement on Schedule 14A Filed on April 20, 2009 File No. 001-34267
Ladies and Gentlemen:
     On behalf of Penwest Pharmaceuticals Co. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement on Schedule 14A (File No. 001-34267) (the “Preliminary Proxy Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 20, 2009. The Company is filing this Amendment No. 1 in response to comments contained in the letter dated April 29, 2009 (the “Letter”) from Peggy Kim of the Staff (the “Staff”) of the Commission to Jennifer L. Good, the Company’s President and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Preliminary Proxy Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1. For your convenience, the Company is also providing you supplementally with a copy of Amendment No. 1 marked to show the changes made to the Preliminary Proxy Statement.
     On behalf of the Company, we advise you as follows:
Schedule 14A
General
1.	Please revise to indicate that the proxy card and proxy statement are “preliminary copies.” Refer to Rule 14a-6(e)(1).

Response:	The Company has revised the Preliminary Proxy Statement pursuant to the Staff’s comments by noting on the first page of each of the proxy card and proxy statement that such proxy card and proxy statement are preliminary copies.
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Beijing     Berlin     Boston     Brussels     Frankfurt     London     Los Angeles     New York     Oxford     Palo Alto     Waltham     Washington

WilmerHale
Securities and Exchange Commission
May 1, 2009

2.	Please revise your proxy statement to state who is soliciting proxies. Refer to Item 4(b) of Schedule 14A.

Response:	The Company has revised page 6 of the Preliminary Proxy Statement in response to the Staff’s comment.
3.	We note that your filing states that you have nominated Joseph Edelman as a candidate for election to your Board of Directors and that you have received a written consent from him to be so nominated and to be named as a nominee in your proxy statement. According to soliciting material filed by Tang Capital Partners, LP. et. al. on April 22, 2009, Mr. Edelman was never informed by you that he would be one of your nominees and first learned of this when you filed your preliminary proxy statement. Please reconcile this discrepancy and revise your disclosure to specifically state whether each nominee has consented to serve if elected. Refer to Rule 14a-4(d)(4).

Response:	Enclosed, as supplemental information, is a copy of Mr. Edelman’s written consent, dated February 17, 2009. Mr. Edelman provided this consent in response to the Company’s letter, dated February 11, 2009, a copy of which is also enclosed as supplemental information. Page 7 and page 8 of the Preliminary Proxy Statement has been revised to specifically state that each director nominee has consented in writing to being named as a nominee in the proxy statement and to serve as a director if elected.
4.	In an appropriate location, please revise to state whether any agreement or understanding exists between any participant named in your filing and any other person with respect to any future employment by you or one of your affiliates or with respect to any future transactions to which you or any of your affiliates will or may be a party. Refer to Item 5(b)(1)(xii) of Schedule 14A.

Response:	The Company has revised page A-1 of the Preliminary Proxy Statement in response to the Staff’s comment.
Who pays for the solicitation of proxies, page 6
5.	Please revise to state the total estimated cost of the solicitation. Refer to Item 4(b)(4) of Schedule 14A.

Response:	The Company has revised page 6 of the Preliminary Proxy Statement in response to the Staff’s comment.
Proposal One: Election of Directors, page 7

WilmerHale
Securities and Exchange Commission
May 1, 2009

6.	We note that the shares represented by the proxy card may be voted for substitute nominees. Please note that we consider the existence of alternative nominees to be material to a security holder’s voting decision. Please advise us as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Response:	The Company has revised page 8 of the Preliminary Proxy Statement in response to the Staff’s comment so that it is limited to the individuals who are substituted for the nominees named in the proxy statement who are unable to serve or for good cause will not serve, as is contemplated by Rules 14a-4(c)(5) and 14a-4(d)(1).
7.	Please state whether Mr. Edelman is independent. Refer to Item 7(c) of Schedule 14A and Item 407(a) of Regulation S-K.

Response:	The Company has revised page 13 of the Preliminary Proxy Statement in response to the Staff’s comment.
Proposal Three: Amendment to our 1997 Employee Stock Purchase Plan, page 20
8.	Please revise to include the dollar values in your table. Refer to Item 10(a)(2)(i) of Schedule 14A.

Response:	The Company has revised page 21 of the Preliminary Proxy Statement in response to the Staff’s comment to provide the dollar value of shares to be issued under the 1997 Employee Stock Purchase Plan pursuant to Item 10(a)(2)(i) of Schedule 14A.
Form of Proxy
9.	Please revise to provide sufficient space to date the proxy card. Refer to Rule 14a-4(a)(2).

Response:	The Company has revised the proxy card included with the Preliminary Proxy Statement in response to the Staff’s comment.
* * *

WilmerHale
Securities and Exchange Commission
May 1, 2009

     The Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter.
Very truly yours,
/s/ Stuart Falber
Stuart Falber
Enclosures
cc: Jennifer L. Good